September 1, 2021

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street N.E.
Washington DC 20549

Attention: Lisa N. Larkin, Senior Counsel

RE:	Thirdline Real Estate Income Fund (the “Fund”) – Response to SEC Comments with regard to Pre-effective Amendment No. 2 (File numbers 333-255199, 811-23653)

Dear Ms. Larkin:

This letter provides the Trust’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided on August 20, 2021 and August 27, 2021. The comments addressed the Fund’s Pre-effective Amendment No. 2 (the “Amendment”), which was filed on July 27, 2021. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

Comments and Corresponding Responses

Legal Comments

Prospectus

1.	Comment: Please remove the last two sentences in the Exchange-Traded Funds, Closed-End Funds and Mutual Funds Risk disclosure as it is duplicative of earlier disclosure in that section. Also, there appears to be a missing word or phrase in item (v).

Response: The Fund has removed the last two sentences of the risk disclosure and fixed item (v).

2.	Comment: Revise footnote 5 in the Annual Fund Expense Table, as it relates to the discussion of incentive allocations, to be Plain English. In addition, add the missing wire fee information in footnote one to the Annual Fund Expense Table.

Response: The Fund added the missing fee information to footnote 1 and revised footnote 5 to the following:

5. Acquired Fund Fees and Expenses (“AFFE”) are the indirect costs of investing in other investment companies and other pooled investment vehicles, including private real estate funds. AFFE are estimated for the Fund’s current fiscal year. AFFE may include an incentive allocation or other fee based on income, capital gains and/or appreciation (a “performance fee”) payable to the adviser of an acquired fund. While the amount of such fees vary by acquired fund, performance fees, if charged, tend to be approximately 10% of the acquired fund’s profits above an 8% hurdle rate (a minimum rate of return). Future AFFE may be substantially higher or lower because certain fees are based on the performance of the Acquired Funds, which may fluctuate over time.

WADE BRIDGE ● PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 513.304.5605

Practus, LLP ● Wade.Bridge@Practus.com ● Practus.com

Thirdline Real Estate Income Fund

September 1, 2021

3.	Comment: Consider updating the trustee table in the statement of additional information to state that Mr. Lawrence S. Eiben’s length of service began August 2021 like the other trustees.

Response: The Fund believes Mr. Eiben’s service should be listed as “Since Inception” since he was the initial trustee and oversaw all the organizational activities for the trust. The other trustees were approved in August of 2021.

Correspondence

4.	Comment: Please confirm that: 1) the Fund will not have any real estate subsidiaries that are not wholly owned (as defined by the 1940 Act) or not 50/50 joint ventures; or 2) in the alternate the fund will disclose and attribute any subsidiaries that it primarily controls with the parent for Section 18 of the 1940 Act compliance purposes.

Response: The Fund confirms.

* * *

The applicant believes that it has addressed the comments presented by the Staff. If you have any questions, please contact me at (513) 304-5605.

Sincerely,

/s/ Wade Bridge

Wade Bridge

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